GreatFoods It's Vegan



ANNUAL REPORT

20512 Crescent Bay Drive

Lake Forest, CA 92630

0

www.gtfoitsvegan.com

This Annual Report is dated April 29, 2022.

BUSINESS

GreaTFOods, It's Vegan LLC (dba GTFO It's Vegan) is a progressive online retailer, wholesaler and distributor of curated vegan and plant based foods. We strive to be the destination for everybody, everywhere, for everything vegan and become one of the most important companies in this century to ensure the sustainability of our environment.

We are pioneering the "New Age Vegan" movement, appealing to individuals who may not be vegans today, but are seeking to eat and live better, without sacrificing the enjoyment of eating a great meal.

We seek out the newest innovations in vegan foods from all around the world, including meat, seafood, cheese and dairy, bakery, snacks, and much more. We currently have over 3,000 skus across 750+ brands, including our own private label brands.

We pride ourselves on giving the best possible customer experience, from an easy to use, visually appealing online shopping experience, to processing orders within 24-hours for delivery within 1 to 2 days right to our customers' doorstep.

Previous Offerings

Name: Membership Units

Type of security sold: Equity

Final amount sold: $300,000.00

Number of Securities Sold: 100,000

Use of proceeds: Initial Issuance of 100,000 Units for Founder's Round

Date: February 07, 2020

Offering exemption relied upon: Section 4(a)(2)

Name: Membership Units

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 9,999,000

Use of proceeds: Issuance of additional Class A Units to ensure the valuation was reasonable.

Date: September 30, 2021

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Between January 1, 2021 and December 31, 2021 (the "2021 Annual Period"), our net revenue was $3,259,269 our cost of goods sold was $2,484,577 and our gross profit was $774,691.

For the 2021 Annual Period our total operating expenses were $1,381,684, consisting of $860,718 in general and administrative expenses and $520,966 in sales and marketing expenses.

As result of the foregoing, for the 2021 Annual Period we had an operating loss and a net loss of $606,993.

From 2020 to 2021, we experienced a 261% increase in net sales. With this growth, two factors have impacted both the cash flow and the expenses.

1) In October of 2020, GTFO It's Vegan moved from using a third party logistics company to pick, pack, and ship orders to opening our own warehouse facility. As such, we moved from having a variable cost associated with each order to a fixed cost, including rent, utilities, personnel, and packing equipment. This took our average fulfillment cost from $10.00 per box under the 3rd party logistics company to ~$13.50 per box based on volumes at that time. We have since moved warehouses 2 additional times due to space requirements.

2) With our growth, we were required to purchase increased levels of inventory to satisfy demand. In order to achieve better pricing, we began making larger purchases to reduce the unit cost. The required larger up front purchases in inventory reduced our cash on hand.

With the opening of our own fulfillment center, this enabled us to increase production capacity. The third party logistics company was only able to fulfill 40-50 orders per day. With our own facility, by augmenting staffing and not being restricted by union hours, we were able to increase capacity to up to 200 orders per day. Given the increased capacity, we also increase marketing expense in November of 2020 in advance of the holiday season which also let to a significant increase in monthly sales.

Historical results and cash flows:

Yes historical results and cash flows are representative of what investors should expect in the future; but a few notes:

1) we should see a decline in the marketing spend per order due to significant growth in our organic and free social medial channels and reduced reliance on paid media.

2) when we open another fulfillment center, we will incur expenses prior to realizing the demand, which similar to the opening of our first fulfillment center, will increase expenses ahead of realization of required revenue to achieve profitability.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $65,000.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Halston Court Capital

Amount Owed: $450,000.00

Interest Rate: 7.0%

Maturity Date: January 31, 2022 (negotiating an extension)

Creditor: Michael Pierce

Amount Owed: $244,000.00

Interest Rate: 7.0%

Maturity Date: December 31, 2022

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Marc Pierce

Marc Pierce's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & Co-Founder

Dates of Service: February 11, 2020 - Present

Responsibilities: Leads operations; technology; finance; sales and marketing mix & analytics; customer service; annual salary $175,000 beginning in January 2022.

Position: Chief Financial Officer/Manager

Dates of Service: February 11, 2020 - Present

Responsibilities: Manage and oversee all financial aspects of the organization; salary is disclosed in CEO role.

Other business experience in the past three years:

Employer: Stonegate Advisors, LLC

Title: CEO

Dates of Service: April 18, 2005 - Present

Responsibilities: Lead all aspects of this consulting and software as a service company, from marketing, sales, finance, operations and technology development.

Name: Tanya Pierce

Tanya Pierce's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President & Co-Founder & Manager

Dates of Service: February 11, 2020 - Present

Responsibilities: Leads product innovation, curation, category management; brand, marketing, & social media; recruiting; culture & social mission. Salary is $175,000 per year beginning in January 2022.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Title of class: Class A Membership Units

Member Name: Marc Pierce

Amount and nature of Beneficial ownership: 4,999,500

Percent of class: 50.0

Title of class: Class A Membership Units

Member Name: Tanya Pierce

Amount and nature of Beneficial ownership: 4,999,500

Percent of class: 50.0

RELATED PARTY TRANSACTIONS

Name of Entity: Michael Pierce

Relationship to Company: Family member

Nature / amount of interest in the transaction: $244,000 at 7% promissory note.

Material Terms: $244,000 at 7%, maturity date at 12-31-2022

OUR SECURITIES

The company has authorized Class B Membership Units, and Class A Membership Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 267,500 of Class B Membership Units.

Class B Membership Units

The amount of security authorized is 6,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Membership Units.

Material Rights

Distributions.

Distributable Cash shall be distributed at such times as reasonably determined by the Managers. When distributed, Distributable Cash shall be distributed to the Members based on their Percentage Interests.

In making this calculation, we have assumed any units reserved for issuance under a stock plan are not issued.

Class A Membership Units

The amount of security authorized is 9,999,000 with a total of 9,999,000 outstanding.

Voting Rights

Full voting rights with respect to any matter upon which Members of the Company may vote pursuant to Operating Agreement and shall have the right to receive distributive shares of profits, losses, items of income, gain, loss, deduction and credit and distributions of the Company, all in accordance with the terms of Operating Agreement.

Material Rights

Class A Members have a Right of First Refusal and an Option to Purchase with respect to Class

A Units. (See exhibit F for details)

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. While the vegan and plant based markets are forecasted to grow exponentially, there is no guarantee that the growth will happen in the projected time frame. Conversely, the project rapid growth of the market will attract many other interested competitors which could impede our ability to capture market share at the forecasted cost of customer acquisition. There can be no assurance that the Company will be able to attract sufficient demand for our solution, that people think it's a better option than competing solutions, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. There can be no assurance that we will realize profitability in the projected time frame required to produce positive cash flow required to fund ongoing operations.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class B Unit purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the unit that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the units back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the health food industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Class B Units in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred unit financings in the future, which may reduce the value of your investment in the Class B Unit. Interest on debt securities could increase costs and negatively impact operating results. Preferred units could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred units could be more advantageous to those investors than to the holders of Class B units. In addition, if we need to raise more equity capital from the sale of Class B Unit, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per Unit.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The Class B Units that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Class B Units we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

We will compete with larger, established companies who currently have products and solutions on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products or solutions earlier than us, or superior products or solutions than those developed by us. There can be no assurance that competitors will render our products or solutions obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

GreatFoods It's Vegan was launched on May 15, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay distributions on any Units once our managers determine that we are financially able to do so. GreatFoods Its Vegan has incurred a net loss since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the Units.

We have existing patents that we might not be able to protect properly

One of the Company's valuable assets is its intellectual property. The Company's owns several trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on GTFO It's Vegan or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on GTFO It's Vegan could harm our reputation and materially negatively impact our financial condition and business.

Supply of Branded And Private Label Products

A large portion of our product portfolio today consists of other vendors' products, and as such, there can be no assurance these vendors will continue to supply us product or sell us product at a profitable level. In addition, many of our private label lines are sourced from overseas. There can be no assurance that we will continue to receive a steady supply of these products due to multiple factors including shipping delays, production delays, or loss of a vendor.

Acquiring Customers At An Affordable Level

We are heavily reliant on digital channels such as Facebook, Instagram, and Google to attract customers to our site, and as such, there can be no assurance that we will be able to continue driving traffic to our site at an affordable level or that these services can reach our target audiences at an affordable level. These risks are further exacerbated by increased competition in the space as well as increased regulatory oversight protecting individuals' online privacy.

Reliance On 3rd Party Logistics Companies

We also rely entirely on third party logistics companies (e.g. UPS, DHL, FedEx, USPS) to ship our products to our customers. There can be no assurance these delivery carriers will continue to offer us competitive shipping rates required to deliver our products to our customers.

Disruption In Day To Day Operations

As we rely heavily on manual labor to pick, pack, and ship our orders, there can be no assurance that there will be no disruptions in our service due to factors such as Covid, power outages, fires, that may impede our ability to operate.

Supply of Branded And Private Label Products

A large portion of our product portfolio today consists of other vendors products, and as such, there can be no assurance these vendors will continue to supply us product or sell us product at a profitable level. In addition, many of our private label lines are sourced from overseas. There can be no assurance that we will continue to receive a steady supply of these products due to multiple factors including shipping delays, production delays, or loss of a vendor.

Acquiring Customers At An Affordable Level

We are heavily reliant on digital channels such as Facebook, Instagram, and Google to attract customers to our site, and as such, there can be no assurance that we will be able to continue driving traffic to our site at an affordable level or that these services can reach our target audiences at an affordable level. These risks are further exacerbated by increased competition in the space as well as increased regulatory oversight protecting individuals' online privacy.

Reliance on 3rd Party Logistics Companies

We also rely entirely on third party logistics companies (e.g. UPS, DHL, FedEx, USPS) to ship our products to our customers. There can be no assurance these delivery carriers will continue to offer us competitive shipping rates required to deliver our products to our customers.

Disruption In Day To Day Operations

As we rely heavily on manual labor to pick, pack, and ship our orders, there can be no assurance that there will be no disruptions in our service due to factors such as Covid, power outages, fires, that may impede our ability to operate.

Risk of Borrowing

• Creditor : Halston Court Capital Amount Owed: $450,000.00 Interest Rate: 7.0% Maturity Date: In Negotiation • Creditor: Michael Pierce Amount Owed: $150,000.00 Interest Rate: 7.0% Maturity Date: December 31, 2022. As of September 1, 2021, we had an aggregate of $600,000 in outstanding debt, accruing interest at 7% per annum, $450,000 of which is currently in negotiation for an extension, and $150,000 of which is due and payable in full on December 31, 2022. In addition, we may have to seek loans from financial institutions or the government, especially under the CARES Act Paycheck Protection Program (PPP). Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

If our brand does not achieve more widespread consumer acceptance, our growth may be limited.

Our brand is early in its growth cycle and has not yet achieved extensive brand recognition. Accordingly, if consumers do not accept our brand, we will not be able to penetrate our markets and our growth may be limited.

Contamination of our products and/or counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brands and decrease our sales.

The success of our brand depends upon the positive image that consumers have of it. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brand, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the manufacturing could lead to low quality as well as illness among, or injury to, consumers of our products and could result in reduced sales. We may also be required to recall products in the event of contamination or damage. Also, to the extent that third parties sell products that are either counterfeit versions of our brand or brands that look like our brand, consumers of our brand could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brand in the future and in turn could impair our brand equity and adversely affect our sales and operations.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

GreatFoods It's Vegan

By   /s/ *Marc E Pierce*

Name: GreatFoods It's Vegan

Title: CEO

Exhibit A

FINANCIAL STATEMENTS





GTFO
it's vegan!

I, Marc Ethan Pierce, the Chief Executive Officer of GreatFoods It's Vegan (d.b.a. "GTFO It's Vegan") hereby certify that the financial statements of GTFO It's Vegan and notes thereto for the periods ending December 31 2021 and December 31 2020 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

GTFO It's Vegan has not yet filed its tax return for 2021. For the year 2020, total income of -$98,870; taxable income of -$98,870 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 29, 2022.

______________________ (Signature)

CEO (Title)

April 29 2022 (Date)

GTFO It's Vegan, LLC ▪ 20512 Crescent Bay Drive, Suite 108 ▪ Lake Forest, CA 92630
O: 949.229.0044 ▪ C: 847.612.7995 ▪ support@gtfoitsvegan.com

GTFO It's Vegan, LLC

Profit and Loss
January - December 2021

	TOTAL	
	JAN - DEC 2021	**JAN - DEC 2020 (PY)**
Income		
Discounts given	-88,039.67	-25,545.31
Marketing Services	29,675.00	1,525.00
Membership Sales		7,806.00
Sales of Product Income	3,379,313.51	934,775.43
Coupons	-11,922.67	
Returns	-49,757.17	-14,729.72
Total Sales of Product Income	**3,317,633.67**	**920,045.71**
Total Income	**$3,259,269.00**	**$903,831.40**
Cost of Goods Sold		
Cost of Goods Sold	0.00	211.05
COGS - Products	1,545,800.74	387,088.81
COGS - Shipping	938,625.17	233,782.43
Total Cost of Goods Sold	**2,484,425.91**	**621,082.29**
Purchases	152.08	1,253.69
Total Cost of Goods Sold	**$2,484,577.99**	**$622,335.98**
GROSS PROFIT	**$774,691.01**	**$281,495.42**
Expenses		
Advertising & Marketing	520,966.38	201,587.90
Bank Charges & Fees	15,182.47	404.80
Car & Truck	20,250.62	
Charitable Contributions	500.00	
Cleaning & Janitorial	5,030.00	
Contractors	126,887.64	98,145.28
Dues & subscriptions	2,915.34	1,890.09
Gifts	595.19	
Insurance	30,828.92	10,457.06
Interest Paid	11,408.72	
Legal & Professional Services	41,280.69	12,307.50
Meals & Entertainment	1,676.38	2,618.49
Moving Expense	1,273.82	9,280.62
Office Supplies & Software	48,682.10	15,769.31
Other Business Expenses	114.22	
Payroll Fees	3,781.76	
QuickBooks Payments Fees	1,014.17	23.39
Recruiting	1,888.81	
Rent & Lease	284,175.45	
Repairs & Maintenance	1,322.61	4,675.37
Salaries & Wages	206,800.41	
Software & Technology	24,575.23	4,686.82

GTFO It's Vegan, LLC

Profit and Loss

January - December 2021

	TOTAL	
	JAN - DEC 2021	JAN - DEC 2020 (PY)
Taxes & Licenses	2,054.86	
Travel	169.00	
Uncategorized Expense	81.84	
Utilities	12,667.62	379.41
Warehousing Expense	26,635.81	18,139.42
Total Expenses	**$1,392,760.06**	**$380,365.46**
NET OPERATING INCOME	**$ -618,069.05**	**$ -98,870.04**
NET INCOME	**$ -618,069.05**	**$ -98,870.04**

GTFO It's Vegan, LLC

Balance Sheet
As of December 31, 2021

	TOTAL	
	AS OF DEC 31, 2021	AS OF DEC 31, 2020 (PY)
ASSETS		
Current Assets		
Bank Accounts		
GTFO It's Vegan 0709	8,301.75	
GTFO It's Vegan 2 (deleted)	0.00	3,763.64
GTFO It's Vegan 5285	-299.06	970.88
Payment Clearing	56,223.45	0.00
Sales Clearing	323,009.13	68,879.63
Total Bank Accounts	**$387,235.27**	**$73,614.15**
Accounts Receivable		
Accounts Receivable (A/R)	13,709.77	4,966.25
Total Accounts Receivable	**$13,709.77**	**$4,966.25**
Other Current Assets		
Inventory		
Stock On Hand	387,591.59	233,377.32
Total Inventory	**387,591.59**	**233,377.32**
Inventory Asset	0.00	
Purchases clearing	126,951.63	34,175.91
Salary Advance To Pierces	33,031.83	0.00
Undeposited Funds	500.00	500.00
Total Other Current Assets	**$548,075.05**	**$268,053.23**
Total Current Assets	**$949,020.09**	**$346,633.63**
Fixed Assets		
Warehouse Equipment	4,769.56	4,769.56
Total Fixed Assets	**$4,769.56**	**$4,769.56**
Other Assets		
Prepaid Rent	0.00	19,379.97
Security Deposit	25,000.00	25,000.00
Total Other Assets	**$25,000.00**	**$44,379.97**
TOTAL ASSETS	**$978,789.65**	**$395,783.16**

GTFO It's Vegan, LLC

Balance Sheet

As of December 31, 2021

	TOTAL	
	AS OF DEC 31, 2021	AS OF DEC 31, 2020 (PY)
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	355,054.96	80,324.20
Total Accounts Payable	**$355,054.96**	**$80,324.20**
Other Current Liabilities		
California Department of Tax and Fee Administration Payable	4,454.64	4,342.43
Gourmet Growth Line	0.00	180,277.36
Loan from Stonegate	84,650.00	
Loan Payable Halston	450,000.00	
Loan Payable Stripe	634.80	
OpEx Loan Payable Michael Pierce	244,000.00	
Out Of Scope Agency Payable	139.40	139.40
Payroll Clearing	9,949.52	
Purchase Tax 10	-1,000.00	-1,000.00
Total Other Current Liabilities	**$792,828.36**	**$183,759.19**
Total Current Liabilities	**$1,147,883.32**	**$264,083.39**
Total Liabilities	**$1,147,883.32**	**$264,083.39**
Equity		
Opening Balance Equity	1,693.26	1,693.26
Owner's Investment	228,251.55	228,876.55
Retained Earnings	-98,870.04	
Start Engine Capital	317,900.61	
Net Income	-618,069.05	-98,870.04
Total Equity	**$ -169,093.67**	**$131,699.77**
TOTAL LIABILITIES AND EQUITY	**$978,789.65**	**$395,783.16**

GTFO It's Vegan, LLC

Statement of Cash Flows
May 15, 2020 - December 31, 2021

	MAY 15 - DEC 31, 2020	JAN - DEC 2021	TOTAL
OPERATING ACTIVITIES			
Net Income	-87,632.02	-618,069.05	$ -705,701.07
Adjustments to reconcile Net Income to Net Cash provided by operations:			$0.00
Accounts Receivable (A/R)	-4,966.25	-8,743.52	$ -13,709.77
Inventory:Stock On Hand	-228,162.47	-154,214.27	$ -382,376.74
Inventory Asset		0.00	$0.00
Purchases clearing	-15,606.44	-92,775.72	$ -108,382.16
Salary Advance To Pierces	-22,291.09	-33,031.83	$ -55,322.92
Warehouse Equipment	-4,769.56		$ -4,769.56
Prepaid Rent	-19,379.97	19,379.97	$0.00
Accounts Payable (A/P)	55,264.96	274,730.76	$329,995.72
California Department of Tax and Fee Administration Payable	4,342.43	112.21	$4,454.64
Gourmet Growth Line	180,277.36	-180,277.36	$0.00
Loan from Stonegate		84,650.00	$84,650.00
Loan Payable Halston		450,000.00	$450,000.00
Loan Payable Stripe		634.80	$634.80
OpEx Loan Payable Michael Pierce		244,000.00	$244,000.00
Out Of Scope Agency Payable	139.40	0.00	$139.40
Payroll Clearing		9,949.52	$9,949.52
Purchase Tax 10	-1,000.00		$ -1,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-56,151.63**	**614,414.56**	**$558,262.93**
Net cash provided by operating activities	**$ -143,783.65**	**$ -3,654.49**	**$ -147,438.14**
INVESTING ACTIVITIES			
Security Deposit	-25,000.00		$ -25,000.00
Net cash provided by investing activities	**$ -25,000.00**	**$0.00**	**$ -25,000.00**
FINANCING ACTIVITIES			
Opening Balance Equity		0.00	$0.00
Owner's Investment	203,876.55	-625.00	$203,251.55
Start Engine Capital		317,900.61	$317,900.61
Net cash provided by financing activities	**$203,876.55**	**$317,275.61**	**$521,152.16**
NET CASH INCREASE FOR PERIOD	**$35,092.90**	**$313,621.12**	**$348,714.02**

CERTIFICATION

I, Marc E Pierce, Principal Executive Officer of GreatFoods It's Vegan, hereby certify that the financial statements of GreatFoods It's Vegan included in this Report are true and complete in all material respects.

Marc E Pierce

CEO